Carthew Bay Technologies announces next Annual and General Shareholder’s Meeting

TORONTO, March 15, 2010 (PRIME NEWSWIRE) -- Carthew Bay Technologies Inc. (OTCBB:CWBYF) (the "Company" or "CBT"), formerly Astris Energi Inc., announced today that it will hold its next Annual Shareholder’s Meeting (“ASM”), at which will be presented the financial statements covering the periods up to December 31, 2009, by latest June 15, 2010. The financial statements for the 2007 and 2008 financial periods have been public for some time.

“ Given the limited resources of the Company, the numerous changes made to the proposed Colorep transaction over the past 2 years, and the lack of other material activity in CBT during this period, the Company has delayed the holding of an ASM.” said Michael Liik, CEO of CBT.  Mr. Liik went on to say that “Even though negotiations with Colorep regarding our convertible debenture investment continue to advance, we did not want to delay further the holding of an annual shareholders meeting.”

About Colorep and Transprint USA

About Colorep, Inc.

Colorep, Inc. (www.colorep.com) is a leader in subsurface printing and fabric dyeing technologies, providing products and services to the promotion, apparel, commercial furnishings and home decor markets. Colorep provides these services to companies through its wholly-owned subsidiary, BetaColor LLC, its printing applications division and through the licensing of its technology to manufacturers in these addressable markets. Colorep's technology encompass a range of advances in the coloration and decoration of fabrics, vinyl, plastics, and coated metals. Its AirDye(tm) technology introduces coloration of fabric without negative environmental impacts.

About Transprint USA, Inc.

Transprint USA, Inc., a wholly-owned subsidiary of Colorep ("Transprint") (www.transprintusa.com), is a leading supplier of transfer-printing paper for decorating polyester, polyester rich substrates and certain other synthetic materials. With a design library of over 12,000 designs, Transprint is a leader in design choice and innovation. Transprint's products include Transwide(tm), a patented, exclusive product providing transfer-printing paper up to 126" (320cms) and Transeeze(tm), a release paper product for the printing of vinyl and other plastics. Transprint supplies its worldwide customer base through a direct sales force and agents located in a number of foreign countries.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to CBT's plans, objectives, expectations and intentions and other statements identified by words such as "may," "could," "would," "should," "believes," "expects," "anticipates," "estimates," "intends," "plans," or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of CBT's management and are subject to known and unknown risks and uncertainties, many of which are beyond CBT's control. Such risks include those detailed in CBT's filings with the Securities and Exchange Commission and the Alberta Securities Commission. Actual results may differ from those set forth in the forward-looking statements. CBT undertakes no obligation to update any forward-looking statements, except as required by law.

CONTACT:	Carthew Bay Technologies Inc.
Michael Liik, President & CEO
416-307-4015
Fx: 416-365-1719